UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Sands Energy Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

02936r105

(CUSIP Number)

William C. Gibbs
4760 S. Highland Dr.
Suite 341
Salt Lake City, Utah 84117
(801) 277-7888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person
i.r.s. identification no. of above person (entities only)

Bleeding Rock LLC

EIN 20-1962701
2	check the appropriate box if a member of a group*

(A) ☐
(B) ☒

3	sec use only
4	source of funds*
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	citizenship or place of organization
Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 10,835,704 SHARES
	9	sole dispositive power 0 shares
	10	shared dispositive power 10,835,704 SHARES

11	aggregate amount beneficially owned by each reporting person
10,300,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 38.4%
14	type of reporting person* OO

1	name of reporting person
i.r.s. identification no. of above person (entities only)
William C. Gibbs
2	check the appropriate box if a member of a group*

(A) ☐
(B) ☒

3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 1,975,000 shares
	8	shared voting power 13,728,806 SHARES
	9	sole dispositive power 1,975,000 shares
	10	shared dispositive power 13,728,806 SHARES

11	aggregate amount beneficially owned by each reporting person 15,703,806 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 47.5%
14	type of reporting person* IN

1	name of reporting person
i.r.s. identification no. of above person (entities only)
Hidden Peak Partners, LC
2	check the appropriate box if a member of a group*

(A) ☐
(B) ☒

3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 2,893,102 SHARES
	9	sole dispositive power 0 shares
		shared dispositive power 2,893,102 SHARES

11	aggregate amount beneficially owned by each reporting person 2,893,102 Shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 9.46%
14	type of reporting person* IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of American Sands Energy Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4760 S. Highland Dr., Suite 341, Salt Lake City, Utah 84117.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Bleeding Rock LLC (“Bleeding Rock”), a Utah limited liability company, William C. Gibbs, and Hidden Peak Partners LC (“Hidden Peak”), a Utah limited liability company (collectively, the “Reporting Persons”).  Bleeding Rock was to engage in the business of identifying and developing opportunities globally for oil sands technologies and Hidden Peak is a shareholder of Bleeding Rock.

Mr. Gibbs is the managing member of Bleeding Rock and Hidden Peak.  Due to his relationship to Bleeding Rock and Hidden Peak, William C. Gibbs may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by Bleeding Rock and Hidden Peak.  As such, Mr. Gibbs may be deemed to have shared beneficial ownership over such shares of Common Stock.  Mr. Gibbs, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Gibbs is also the Chief Executive Officer and Chairman of the Issuer.  Mr. Gibbs is a citizen of the United States.

The principal business address of each Reporting Person is 4760 S. Highland Dr., Suite 341, Salt Lake City, UT 84117.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 3, 2011, Bleeding Rock acquired 10,300,000 shares of Common Stock in exchange for all of the shares of Green River Resources Corp. (“GRC) owned by Bleeding Rock. These shares were issued in connection with the closing of a Stock Exchange Agreement dated April 29, 2011, as amended, on June 3, 2011, (the “Exchange Agreement”) among Millstream Ventures, Inc. (the “Issuer”), GRC, and the shareholders of GRC, including Bleeding Rock. In addition, the Issuer assumed the obligation to issue 535,704 shares for issuance upon conversion of an outstanding promissory note of GRC held by Bleeding Rock. The Issuer also granted options to Mr. Gibbs to purchase up to 1,975,000 shares of the Issuer’s common stock. The numbers of shares above reflect a 1:2 reverse stock split effective October 19, 2011.

On January 24, 2012, the Issuer issued a promissory note to Bleeding Rock in the principal amount of $1,446,551 (the “Note”) to evidence outstanding obligations to Bleeding Rock. The Note bears interest at 5% per annum and is payable on January 24, 2013. The Note is convertible at the rate of $0.50 per share at any time prior to the maturity date of the Note. At January 24, 2012, the Note was convertible into 2,893,102 shares of Common Stock of the Issuer. Bleeding Rock assigned the Note to Hidden Peak, its sole shareholder at the time on January 31, 2012, and thus retains no beneficial interest in the shares issuable upon conversion of the Note.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction described in response to Item 3 above was to obtain or exercise some measure of control over the Issuer. The Reporting Persons plan to assist the Issuer in developing a new business venture in the oil sands industry. The Reporting Persons also propose to assist the Issuer in raising funds to satisfy current and future obligations of the Issuer and operating funds for the new business venture. In connection with the sale of the closing of the transaction, the Issuer appointed Mr. Gibbs the CEO and Chairman of the Issuer.

Effective January 24, 2012, the Issuer entered into a Termination Agreement with Green River Resources, Inc. (“GRR”), a wholly owned subsidiary of the Issuer (the “Termination Agreement”). The purpose of the agreement was to terminate the Operating Agreement dated May 31, 2005, as amended, between Bleeding Rock and GRR (the “Operating Agreement”). Pursuant to the Operating Agreement GRR had obtained the rights through Bleeding Rock to utilize a process for the development, engineering and extraction of hydrocarbons from tar sands. In light of conversations with potential investors, the Company determined that having the technology licensed directly to the Company rather than through Bleeding Rock and the Operating Agreement would be beneficial to fund raising prospects. As a result, the Issuer entered into a new License Agreement directly with the technology owner. As of the date of the Termination Agreement, GRR owed $1,446,551.00 to Bleeding Rock payable under the terms of the Operating Agreement. In connection with the termination of the Operating Agreement, GRR issued the convertible Note to Bleeding Rock for this amount.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on January 24, 2012 and January 31, 2012, respectively, the Issuer had 27,676,960 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have shared power to vote and direct the disposition of 15,703,806 shares of Common Stock, which constitutes approximately 47.5% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2012	Bleeding Rock LLC
	By:	/s/ William C. Gibbs
William C. Gibbs, Managing Member

Dated: February 22, 2012	Hidden Peak Partners, LLC

	By:	/s/ William C. Gibbs
William C. Gibbs, Managing Member

Dated: February 22, 2012	/s/ William C. Gibbs
William C. Gibbs

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